INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS   Bond No. 314-79-63 - 00
Item 1. Name of Insured (herein called Insured): FQF Trust
     Principal Address: 230 Congress Street Boston, MA 02110
Item 2. Bond Period from 12:01 a.m. 09/06/2011 to 12:01 a.m.
 09/06/2012 the effective date of the termination or cancellation
 of this bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to
Limit of Liability   Deductible
Insuring Agreement (A)-FIDELITY $350,000 $0
Insuring Agreement (B)-ON PREMISES $350,000 $5,000
Insuring Agreement (C)-IN TRANSIT $350,000 $5,000
Insuring Agreement (D)-FORGERY OR ALTERATION $350,000 $5,000
Insuring Agreement (E)-SECURITIES $350,000 $5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY $350,000 $5,000
Insuring Agreement (G)-STOP PAYMENT $100,000 $5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT $100,000 $5,000
Insuring Agreement (I)-AUDIT EXPENSE $100,000 $5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS $350,000 $5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES $100,000 $5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS $350,000 $5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS Not Covered   N/A

If "Not Covered" is inserted above opposite any specified Insuring
Agreement or Coverage, such Insuring Agreement or Coverage and any other
 reference thereto in this bond shall be deemed to be deleted
 therefrom.
Item 4. Offices or Premises Covered-Offices acquired or
 established subsequent
 to the effective date of this bond are covered according to
 the terms of
General Agreement A. All the Insured's offices or premises in
 existence at
the time this bond becomes effective are covered under this
 bond except the
offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the
following riders attached hereto: Riders No. 1, 2 and 3
Item 6. The Insured by the acceptance of this bond gives to the
 Underwriter
 terminating or cancelling prior bond(s) or policy(ies) No.(s)
 N/A   such

termination or cancellation to be effective as of the time
 this bond
becomes effective.

INVESTMENT COMPANY BOND

 The Underwriter, in consideration of an agreed premium, and subject
 to the Declarations made a part hereof, the General Agreements, Conditions
 and Limitations and other terms of this bond, agrees with the Insured, in
 accordance with Insuring Agreements hereof to which an amount of insurance
 is applicable as set forth in Item 3 of the Declarations and with respect
 to loss sustained by the Insured at any time but discovered during the
 Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)   FIDELITY

 Loss resulting from any dishonest or fraudulent act(s), including Larceny
 or Embezzlement committed by an Employee, committed anywhere and whether
 committed alone or in collusion with others, including loss of Property
 resulting from such acts of an Employee, which Property is held by the
 Insured for any purpose or in any capacity and whether so held
 gratuitously or not and whether or not the Insured is liable therefor.
 Dishonest or fraudulent act(s) as used in this Insuring Agreement shall
 mean only dishonest or fraudulent act(s) committed by such Employee
 with the manifest intent:
 (a) to cause the Insured to sustain such loss; and
 (b) to obtain financial benefit for the Employee, or for any other
 person or organization intended by the Employee to receive such
 benefit, other than salaries, commissions, fees, bonuses, promotions,
 awards, profit sharing, pensions or other employee benefits
 earned in the normal course of employment.

(B) ON PREMISES

 Loss of Property (occurring with or without negligence or violence)
 through robbery, burglary, Larceny, theft, holdup, or other fraudulent
 means, misplacement, mysterious unexplainable disappearance, damage
 thereto or destruction thereof, abstraction or removal from the
 possession, custody or control of the Insured, and loss of
 subscription, conversion, redemption or deposit privileges through
 the misplacement or loss of Property, while the Property is (or is
 supposed or believed by the Insured to be) lodged or deposited within
 any offices or premises located anywhere, except in an office listed
 in Item 4 of the Declarations or amendment thereof or in the mail or
 with a carrier for hire other than an armored motor vehicle company,
 for the purpose of transportation.

Offices and Equipment

(1)Loss of or damage to furnishings, fixtures, stationary,supplies
 or equipment, within any of the Insured's offices covered under this
 bond caused by Larceny or theft in, or by burglary, robbery or
 hold-up of such office, or attempt thereat, or by vandalism or
malicious mischief; or
(2) loss through damage to any such office by Larceny or theft in,
 or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or violence)
 through robbery, Larceny, theft, hold-up, misplacement, mysterious
 unexplainable disappearance, being lost or otherwise made away with,
 damage thereto or destruction thereof, and loss of subscription,
conversion, redemption or deposit privileges through the misplacement
or loss of Property, while the Property is in transit anywhere in the
custody of any person or persons acting as messenger, except while in
the mail or with a carrier for hire, other than an armored motor vehicle
company, for the purpose of transportation, such transit to begin
immediately upon receipt of such Property by the transporting person or
 persons, and to end immediately upon delivery thereof at destination.

(D)FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange
 , checks, drafts, acceptances, certificates of deposit, promissory
 notes, or other written promises, orders or directions to pay sums
 certain in money due bills, money orders, warrants, orders upon public
 treasuries, letters of credit, written instructions, advices or
 applications directed to the Insured, authorizing or acknowledging the
 transfer, payment, delivery or receipt of funds or Property, which
 instructions or advices or applications purport to have been signed
 or endorsed by any customer of the Insured, shareholder or subscriber
 to shares, whether certificated or uncertificated, of any Investment
 Company or by any financial or banking institution or stock-broker but
 which instructions, advices or applications either bear the forged
 signature or endorsement or have been altered without the knowledge and
 consent of such customer, shareholder or subscriber to shares, whether
 certificated or uncertificated, of an Investment Company, financial or
 banking institution or stockbroker, withdrawal orders or receipts for
 the withdrawal of funds or Property, or receipts or certificates of
 deposit for Property and bearing the name of the Insured as issuer, or
 of another Investment Company for which the Insured acts as agent,
 excluding, however, any loss covered under Insuring Agreement (F)
 hereof whether or not coverage for Insuring Agreement (F) is provided
 for in the Declarations of this bond. Any check or draft (a) made
 payable to a fictitious payee and endorsed in the name of such
 fictitious payee or (b) procured in a transaction with the maker
 or drawer thereof or

with one acting as an agent of such maker or drawer or anyone
 impersonating another and made or drawn payable to the one so
 impersonated and endorsed by anyone other than the one impersonated,
 shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as
 handwritten signatures.

(E) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of
 a violation of the constitution, by-laws, rules or regulations of any
 Self Regulatory Organization of which the Insured is a member or which
 would have been imposed upon the Insured by the constitution, by-laws,
 rules or regulations of any Self Regulatory Organization if the Insured
 had been a member thereof,

(1)   through the Insured's having, in good faith and in the
course of business, whether for its own account or for the account of
others, in any representative,fiduciary, agency or any other capacity,
either gratuitously or otherwise, purchased or otherwise acquired,
accepted or received, or sold or delivered,or given any value, extended
 any credit or assumed any liability, on the faith of, or otherwise
 acted upon, any securities, documents or other written instruments
 which prove to have been
(a)counterfeited, or
(b)forged as to the signature of any maker, drawer,issuer, endorser,
 assignor, lessee, transfer agent or registrar, acceptor, surety or
 guarantor or as to the signature of any person signing in any other
 capacity, or
(c)raised or otherwise altered, or lost, or stolen, or
(2)through the Insured's having, in good faith and in the course of
 business, guaranteed in writing or witnessed any signatures whether
 for valuable consideration or not and whether or not such guaranteeing
 or witnessing is ultra vires the Insured, upon any transfers,
 assignments, bills of sale, powers of attorney, guarantees,
 endorsements or other obligations upon or in connection with any
 securities,documents or other written instruments and which
pass or purport to pass title to such securities, documents or other
 written instruments;EXCLUDING, losses caused by FORGERY or ALTERATION
 of, on or in those instruments covered under Insuring Agreement
 (E) hereof.

Securities, documents or other written instruments shall be deemed to mean
 original (including original counterparts) negotiable or non-negotiable
 agreements which in and of themselves represent an equitable interest,
 ownership, or debt, including an assignment thereof which instruments are
 in the ordinary course of business, transferable by delivery of such
 agreements with any necessary endorsement or assignment.
The word "counterfeited" as used in this Insuring Agreement shall be
deemed
 to mean any security, document or other written instrument which is
 intended
 to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)   COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any
counterfeited
money orders or altered paper currencies or coin of the United States
of
America or Canada issued or purporting to have been issued by the
United
States of America or Canada or issued pursuant to a United States
of America
or Canadian statute for use as currency.

(G)   STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated
to pay by reason of the Liability imposed upon the Insured by law
for damages:

For having either complied with or failed to comply with any written
notice of
any customer, shareholder or subscriber of the Insured or any
Authorized
Representative of such customer, shareholder or subscriber to stop
payment of
any check or draft made or drawn by such customer, shareholder or
subscriber or any Authorized Representative of such customer,
shareholder or
subscriber, or

For having refused to pay any check or draft made or drawn by any
customer,
shareholder or subscriber of the Insured, or any Authorized
Representative of
such customer, shareholder or subscriber.

(H)   UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or
withdrawals
permitted from any customer's, shareholder's or subscriber's
account based
upon Uncollectible items of Deposit of a customer, shareholder
or subscriber
credited by the Insured or the Insured's agent to such customer's,
shareholder's or subscriber's Mutual Fund Account: or
loss resulting from any item of Deposit processed through an
Automated
Clearing House which is reversed by the customer, shareholder
or subscriber
and deemed uncollectible by the Insured.
Loss includes dividends and interest accrued not to exceed 15%

of the
Uncollectible items which are deposited.
This Insuring Agreement applies to all Mutual Funds with "exchange
privileges"
if all Fund(s) in the exchange program are insured by a Great
American
Insurance Company of Cincinnati, OH for Uncollectible Items of
Deposit.
 Regardless of the number of transactions between Fund(s) the
minimum
number of days of deposit within the Fund(s) before withdrawal
as declared
in the Fund(s) prospectus shall begin from the date a deposit
was first
credited to any Insured Fund(s).

(I)   AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or
 examinations required by any governmental regulatory authority to be
 conducted either by such authority or by an independent accountant
 by reason
 of the discovery of loss sustained by the Insured through any
dishonest or
 fraudulent act(s), including Larceny or Embezzlement of any of the
 Employees.
The total liability of the Underwriter for such expense by reason
 of such acts
 of any Employee or in which such Employee is concerned or implicated
 or with
 respect to any one audit or examination is limited to the amount
 stated
 opposite Audit Expense in Item 3 of the Declarations; it being
understood,
 however, that such expense shall be deemed to be a loss sustained
 by the
 Insured through any dishonest or fraudulent act(s), including
Larceny or
 Embezzlement of one or more of the Employees and the liability
 under this
 paragraph shall be in addition to the Limit of Liability stated
 in Insuring
 Agreement (A) in Item 3 of the Declarations.

(J)   TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or
 delivered
 any funds or Property, established any credit, debited any account,
 or given
 any value relying on any fraudulent instructions sent by a customer
 or
 financial institution by Telefacsimile Transmission directed to the
 Insured,
 authorizing or acknowledging the transfer, payment, or delivery of
 funds or
 property, the establishment of a credit, debiting of any account,
or the giving
 of value by the Insured, but only if such telefacsimile instructions:
(i)   bear a valid test key exchanged between the Insured and a
 customer or
 another financial institution with authority to use such test key
for
 Telefacsimile instructions in the ordinary course of business, but
which test
 key has been wrongfully obtained by a person who was not authorized
to initiate,
 make, validate or authenticate a test key arrangement; and
(ii)   fraudulently purport to have been sent by such customer or
 financial
 institution, but which telefacsimile instructions are transmitted
without the
knowledge or consent of such customer or financial institution by a
 person other
 than such customer or financial institution and which bear a forged
 signature.
"Telefacsimile" means a system of transmitting written documents by
 electronic
signals over telephone lines to equipment maintained by the Insured
 within its
communication room for the purposes of reproducing a copy of said
document. It
does not mean electronic communication sent by Telex, TWC, or
 electronic mail,
 or Automated Clearing House.

(K)   UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any
 check or withdrawal order, draft, made or drawn on a customer's account which
 bears the signature or endorsement of one other than a person whose name and
 signature is on the application on file with the Insured as a signatory on
 such account.

It shall be a condition precedent to the Insured's right to recovery under
 this Insuring Agreement that the Insured shall have on file signatures of all
 persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this bond is in force, establish any
additional office or offices, such office or offices shall be automatically
covered hereunder from the dates of their establishment, respectively. No
notice to the Underwriter of an increase during any premium period in the
number of offices or in the number of Employees at any of the offices
covered hereunder need be given and no additional premium need be paid for
the
remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while
this
bond is in force, merge or consolidate with, or purchase the assets of
another
institution, coverage for such acquisition shall apply automatically from
the
date of acquisition. The Insured shall notify the Underwriter of such
acquisition within 60 days of said date, and an additional premium shall
be
computed only if such acquisition involves additional offices or employees.

(B) WARRANTY

No statement made by or on behalf of the Insured, whether contained in the
application or otherwise, shall be deemed to be a warranty of anything
except
that it is true to the best of the knowledge and belief of the person
making the statement.

(C) COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring
Agreements
or Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and
reasonable
attorneys' fees incurred and paid by the Insured in defense, whether or
not
successful, whether or not fully litigated on the merits and whether or
not
settled of any suit or legal proceeding brought against the Insured to
enforce
the Insured's liability or alleged liability on account of any loss,

Page 3 of 10

claim or damage which, if established against the Insured, would constitute
a

loss sustained by the Insured covered under the terms of this bond provided,
however, that with respect to Insuring Agreement (A) this indemnity shall
apply only in the event that

(1)   an Employee admits to being guilty of any dishonest or fraudulent
act(s),
including Larceny or Embezzlement; or
(2)   an Employee is adjudicated to be guilty of any dishonest or
fraudulent
act(s), including Larceny or Embezzlement;
(3)   in the absence of (1) or (2) above an arbitration panel agrees,
after a
review of an agreed statement of facts,that an Employee would be found
guilty of
dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit
or
legal proceeding and at the request of the Underwriter shall furnish it
with
copies of all pleadings and other papers therein. At the Underwriter's
election
the Insured shall permit the Underwriter to conduct the defense of such
suit or
legal proceeding, in the Insured's name, through attorneys of the
Underwriter's
selection. In such event, the Insured shall give all reasonable
information and
assistance which the Underwriter shall deem necessary to the proper
defense of
such suit or legal proceeding.
If the Insured's liability or alleged liability is greater than the amount
recoverable under this bond, or if a Deductible Amount is applicable, the
liability of the Underwriter under this General Agreement is limited to
that
percentage of litigation expense determined by pro ration of the bond
limit of
liability to the amount claimed, after the application of any deductible.
This
litigation expense will be in addition to the Limit of Liability for the
applicable Insuring Agreement.

(D)   FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered under Insuring
Agreement
(A) only while the Employee is in the Insured's employ. Should loss
involving a
former Employee of the Insured be discovered subsequent to the termination
of
employment, coverage would still apply under Insuring Agreement (A)
if the

direct proximate cause of the loss occurred while the former Employee performed
duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:

SECTION 1.   DEFINITIONS

The following terms, as used in this bond, shall have the respective
 meanings stated in this Section:

(a)   "Employee" means:
(1)   any of the Insured's officers, partners, or employees, and
(2)   any of the officers or employees of any predecessor of the Insured
 whose principal assets are acquired by the Insured by consolidation or
 merger with, or purchase of assets of capital stock of such predecessor,
 and
(3)   attorneys retained by the Insured to perform legal services for
 the Insured and the employees of such attorneys while such attorneys or the
 employees of such attorneys are performing such services for the Insured, and
(4)   guest students pursuing their studies or duties in any of the
 Insured's offices, and
(5)   directors or trustees of the Insured, the investment advisor,
 underwriter (distributor), transfer agent, or shareholder accounting
 record keeper, or administrator authorized by written agreement to keep
 financial and/or other required records, but only while
 performing acts coming within the scope of the usual duties of an
 officer or employee or while acting as a member of any committee
 duly elected or appointed to examine or audit or have custody
of or access to the Property of the Insured, and
(6)   any individual or individuals assigned to perform the usual
 duties of an employee within the premises of the Insured by contract, or by
 any agency furnishing temporary personnel on a contingent or part-time basis,
 and
(7)   each natural person, partnership or corporation authorized by written
 agreement with the Insured to perform services as electronic data processor
 of checks or other accounting records of the Insured, but excluding any such
 processor who acts as transfer agent or in any other agency capacity in
 issuing checks, drafts or securities for the Insured, unless included under
 Sub-section (9) hereof, and
(8)   those persons so designated in section 15, Central Handling of
 Securities, and
(9)   any officer, partner or Employee of
        a)   an investment advisor,
        b)   an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or
d) an administrator authorized by written agreement to keep financial and/or
 other required records,
for an Investment Company, named as Insured while performing acts coming
 within
the scope of the usual duties of an officer or Employee of any Investment
Company named as Insured herein, or while acting as a member of any committee
duly elected or appointed to examine or audit or have custody of or access
 to the
Property of any such Investment Company, provided that only Employees or
 partners
 of a transfer agent, shareholder accounting record-keeper or administrator
 which
 is an affiliated person as defined in the Investment Company Act of 1940,
 of an
 Investment Company named as Insured or is an affiliated person of the
adviser,
 underwriter or administrator of such Investment Company, and which is not
 a bank,
 shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in
Sub-Sections
 (6) and (7) of Section 1 (a) and their partners, officers and employees
 shall
collectively be deemed to be one person for all the purposes of this bond,
excepting,
 however, the last paragraph of Section 13.
Brokers, or other agents under contract or representatives of the same
 general
character shall not be considered Employees.
(b)"Property" means money (i.e. currency, coin, bank notes, Federal Reserve
 notes),
 postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals
 of all
 kinds and in any form and articles made therefrom, jewelry, watches,
necklaces,
 bracelets, gems, precious and semi-precious stones, bonds, securities,
 evidences of
 debts, debentures, scrip, certificates, interim receipts, warrants, rights,
 puts,
 calls, straddles, spreads, transfers, coupons, drafts, bills of exchange,
acceptances, notes, checks,withdrawal orders, money orders, warehouse
       receipts,
 bills of lading, conditional sales contracts, abstracts of title,
 insurance
 policies, deeds, mortgages under real estate and/or chattels and upon
interests
 therein, and assignments of such policies, mortgages and instruments,
 and other
 valuable papers, including books of account and other records used by

the
Insured in the conduct of its business, and all other instruments similar
to or
in the nature of the foregoing including Electronic Representations of
such
Instruments enumerated above (but excluding all data processing records)
in which
the Insured has an interest or in which the Insured acquired or should
have
acquired an interest by reason of a predecessor's declared financial
condition
at the time of the Insured's consolidation or merge with, or purchase
of the
principal assets of, such predecessor or which are held by the Insured
for any
purpose or in any capacity and whether so held by the Insured for any
purpose or
in any capacity and whether so held gratuitously or not and whether or
not the
Insured is liable therefor.
(c)"Forgery" means the signing of the name of another with the intent to
deceive;
it does not include the signing of one's own name with or without
authority,
in any capacity, or for any purpose.
(d)"Larceny and Embezzlement" as it applies to any named Insured means
those acts
as set forth in Section 37 of the Investment Company Act of 1940.
(e)"Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)   loss effected directly or indirectly by means of
forgery or alteration of, on or in any instrument, except when covered
by Insuring
Agreement (A), (D), (E) or (F).
(b)loss due to riot or civil commotion outside the United States of
America
and Canada; or loss due to military, naval or usurped power, war or
insurrection unless such loss occurs in transit in the circumstances
recited in
Insuring Agreement (D), and unless, when   such transit was
initiated,
there was no knowledge of such riot, civil commotion, military,
naval or
usurped power, war or insurrection on the part of any person
acting for the
Insured in initiating such transit.(c)loss, in time of peace or
war, directly
or indirectly caused by or resulting from the effects of nuclear
fission or

fusion or radioactivity; provided, however, that this paragraph
shall not apply
to loss resulting from industrial uses of nuclear energy.
(d)loss resulting from any wrongful act or acts of any person who
is a member
of the Board of Directors of the Insured or a member of any
equivalent body by
whatsoever name known unless such person is also an Employee or
an elected
official, partial owner or partner of the Insured in some other
capacity,
nor, in any event, loss resulting from the act or acts of any
person while
acting in the capacity of a member of such Board or
equivalent body.
      (e)   loss resulting from the complete or partial
nonpayment of,
or default upon, any loan or transaction in the nature of, or
amounting to,
a loan made by or obtained from the Insured or any of its
partners, directors
or Employees, whether authorized

or unauthorized and whether procured in good faith
           or through trick, artifice, fraud or false pretenses,
              unless such loss is covered under Insuring
 Agreement   (A), (E) or (F).
(f)   loss resulting from any violation by the Insured or by
          any Employee
(1)   of law regulating (a) the issuance, purchase or
                   sale of securities, (b) securities
 transactions   upon Security Exchanges
 or over the counter   market,
 (c) Investment Companies, or (d) Investment Advisors, or
(2)   of any rule or regulation made pursuant to any such law.
          unless such loss, in the absence of such laws,
 rules or regulations, would be covered under Insuring Agreements
 (A) or (E).
(g)   loss of Property or loss of privileges through the
misplacement or loss of Property as set forth in Insuring Agreement
(C) or (D) while the Property is in the custody of any armored
motor vehicle   company, unless such loss shall
be in excess of the   amount recovered or
received by the Insured under (a) the Insured's
contract with said armored motor vehicle company, (b) insurance
carried by said armored motor vehicle
company for the benefit of users of its service, and (c) all other
insurance and   indemnity in force in whatsoever
form carried by or   for the benefit of users of said
armored motor vehicle   company's service, and then this

bond shall cover only such excess.

(h)   potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)   all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)   loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)   to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)   to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)   all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (I).

(l)   loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)   any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights

herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured
(a)   becomes aware of facts, or
(b)   receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be

then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts
or other records used by the Insured in the conduct of its
business, for the loss of which a claim shall be made
hereunder, shall be determined by the average market value
of such Property on the business day next preceding the
discovery of such loss; provided, however, that the value
of any Property replaced by the Insured prior to the payment
of claim therefor shall be the actual market value at the
time of replacement; and further provided that in case of
a loss or misplacement of interim certificates, warrants,
rights, or other securities, the production which is
necessary to the exercise of subscription, conversion,
redemption or deposit privileges, the value thereof shall
be the market value of such privileges immediately
preceding the expiration thereof if said loss or
misplacement is not discovered until after their expiration.
 If no market price is quoted for such Property or for
such privileges, the value shall be fixed by agreement
between the parties or by arbitration.
In case of any loss or damage to Property consisting
of books of accounts or other records used by the Insured
in the conduct of its business, the Underwriter shall be
liable under this bond only if such books or records are
actually reproduced and then for not more than the cost
of blank books, blank pages or other materials plus the
cost of labor for the actual transcription or copying of
data which shall have been furnished by the Insured in
order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND   FURNISHINGS

In case of damage to any office of the Insured,
or loss of or damage to the furnishings, fixtures,
stationary, supplies, equipment, safes or vaults therein,
the Underwriter shall not be liable for more than the
actual cash value thereof, or for more than the actual
cost of their replacement or repair. The
Underwriter may, at its election, pay such actual cash
value or
make such replacement or repair. If the Underwriter
and the Insured cannot agree upon such cash value or
such cost or replacement or repair, such shall be
determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of

securities the total value of which is in excess of
the limit stated in Item 3 of the Declarations of this
bond, the liability of the Underwriter shall be limited
to payment for, or duplication of, securities having
value equal to the limit stated in Item 3 of the
Declarations of this bond.

If the Underwriter shall make payment to the
Insured for any loss of securities, the Insured shall
thereupon assign to the Underwriter all of the
Insured's rights, title and interests in and to said
securities.

With respect to securities the value of which
do not exceed the Deductible Amount (at the time of
the discovery of the loss) and for which the
Underwriter may at its sole discretion and option and at
the request of the Insured issue a Lost Instrument Bond
or Bonds to effect replacement thereof, the Insured will
pay the usual premium charged therefor and will indemnify
the Underwriter against all loss or expense that the
Underwriter may sustain because of the issuance of such
Lost Instrument Bond or Bonds.

With respect to securities the value of which
exceeds the Deductible Amount (at the time of discovery
of the loss) and for which the Underwriter may issue or
arrange for the issuance of a Lost Instrument Bond or
Bonds to effect replacement thereof, the Insured agrees
that it will pay as premium therefor a proportion of the
usual premium charged therefor, said proportion being
equal to the percentage that the Deductible Amount bears
to the value of the securities upon discovery of the
loss, and that it will indemnify the issuer of said Lost
Instrument Bond or Bonds against all loss and expense
that is not recoverable from the Underwriter under the
terms and conditions of this INVESTMENT COMPANY BOND
subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by
the Underwriter, on account of any loss in excess of
the Limit of Liability hereunder plus the Deductible
Amount applicable to such loss from any source other
than suretyship, insurance, reinsurance, security or
indemnity taken by or for the benefit of the Underwriter,
the net amount of such recovery, less the actual costs
and expenses of making same, shall be applied to reimburse
the Insured in full for the excess portion of such loss,
and the remainder, if any, shall be paid first in
reimbursement of the Underwriter and thereafter in
reimbursement of the Insured for that part of such loss
within the Deductible Amount. The Insured shall execute
all necessary papers to secure to the Underwriter the
rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF
 LIABILITY AND TOTAL LIABILITY

 At all times prior to termination hereof this bond
 shall continue in force for the limit stated in
 the applicable sections of Item 3 of the Declarations of
 this bond notwithstanding any previous loss for which the
 Underwriter may have paid or be liable to pay hereunder;
 PROVIDED, however, that regardless of the number of years
 this bond shall continue in force and the number of premiums
 which shall be payable or paid, the liability of the Underwriter
 under this bond with respect to all loss resulting form
 (a)   any one act of burglary, robbery or hold-up,
 or   attempt thereat, in which no
 Partner or Employee is   concerned or
 implicated shall be deemed to be one
             loss, or
 (b)   any one unintentional or negligent act on the
 part of   any one person resulting in
 damage to or destruction   or misplacement
 of Property, shall be deemed to be   one loss, or
 (c)   all wrongful acts, other than those specified in
 (a)   above, of any one person shall
 be deemed to be one   loss, or
 (d)   all wrongful acts, other than those specified in
 (a)   above, of one or more persons
 (which dishonest   act(s) or act(s)
 of Larceny or Embezzlement include,   but are
 not limited to, the failure of an Employee to report
 such acts of others) whose dishonest act or acts
             intentionally or unintentionally,
 knowingly or   unknowingly, directly
 or indirectly, aid or aids in any   way,
 or permits the continuation of, the dishonest act
 or acts of any other person or persons shall be
 deemed to be one loss with the act or acts of the
 persons aided, or
 (e)   any one casualty or event other than those
 specified   in (a), (b), (c) or (d)
 preceding, shall be deemed to be one loss, and
 shall be limited to the applicable Limit of Liability
 stated in Item 3 of the Declarations of this bond
 irrespective of the total amount of such loss or losses
 and shall not be cumulative in amounts from year to
 year or from period to period.
 Sub-section (c) is not applicable to any situation to
 which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the
PROVIDED clause of Section 9 of this bond which
is recoverable or recovered in whole or in part
under any other bonds or policies issued by the
Underwriter to the Insured or to any predecessor
in interest of the Insured and terminated or
cancelled or allowed to expire and in which
the period for discovery has not expired at the
time any such loss thereunder is discovered, the
total liability of the Underwriter under this
bond and under other bonds or policies shall not
exceed, in the aggregate, the amount carried
hereunder

on such loss or the amount available to the Insured
under such other bonds, or policies, as limited by
the terms and conditions thereof, for any such loss
if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any
loss covered hereunder, any valid and enforceable
insurance or suretyship, the Underwriter shall be
liable hereunder only for such amount of such loss
which is in excess of the amount of such other insurance
or suretyship, not exceeding, however, the Limit of
Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the
Insuring Agreements of this bond on account of loss
as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND
NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless
the amount of such loss, after deducting the net
amount of all reimbursement and/or recovery obtained
or made by the insured, other than from any bond or
policy of insurance issued by an insurance company
and covering such loss, or by the Underwriter on account
thereof prior to payment by the Underwriter of such
loss, shall exceed the Deductible Amount set forth in
Item 3 of the Declarations hereof (herein called
Deductible Amount) and then for such excess only, but
in no event for more than the applicable Limit of
Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible
Amount, premiums on Lost Instrument Bonds as set forth
in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

Page 8 of 10

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.
The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate
(a)   as to any Employee as soon as any partner, officer or   supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or   Embezzlement on the part of such Employee

without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR
                              CANCELLATION

     At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

     Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

     (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the

Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only

for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share
of excess loss(es) it shall be deemed that the Insured has
an interest in any certificate representing any security
included within such systems equivalent to the interest
the Insured then has in all certificates representing the
same security included within such systems and that such
Corporation shall use their best judgment in apportioning
the amount(s) recoverable or recovered under any bond or
policy of insurance indemnifying such Corporations against
such loss(es) in connection with the central handling of
securities within such systems among all those having an
interest as recorded by appropriate entries in the books
and records of such Corporations in Property involved in
such loss(es) on the basis that each such interest shall
share in the amount(s) so recoverable or recovered in the
ratio that the value of each such interest bears to the
total value of all such interests and that the Insured's
share of such excess loss(es) shall be the amount of the
Insured's interest in such Property in excess of the
amount(s) so apportioned to the Insured by such Corporations.
        This bond does not afford coverage in favor of
such Corporations or Exchanges or any nominee in whose name
is registered any security included within the systems for
the central handling of securities established and
maintained by such Corporations, and upon payment to the
Insured by the Underwriter on account of any loss(Es) within
the systems, an assignment of such of the Insured's rights
and causes of action as it may have against such
Corporations or Exchanges shall to the extent of such
payment, be given by the Insured to the Underwriter, and
the Insured shall execute all papers necessary to secure
to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS   INSURED

If more than one corporation, co-partnership or person or
any combination of them be included as the Insured herein:
(a)   the total liability of the Underwriter hereunder
for   loss or losses sustained by any
one or more or all of   them shall not exceed
the limit for which the Underwriter would be liable hereunder
if all such loss   were sustained by any
one of them.
(b)   the one first named herein shall be deemed authorized
to make, adjust and receive and enforce
        payment of all claims hereunder and shall be deemed
            to be the agent of the others for such purposes
and   for the giving or receiving of any
notice required or   permitted to be given by the
terms hereof, provided   that the
Underwriter shall furnish each named
Investment Company with a copy of the bond and
        with any amendment thereto, together with a copy of

each formal filing of the settlement of each
such   claim prior to the execution of such
settlement,
(c)   the Underwriter shall not be responsible for the
                    proper application of any payment made
 hereunder to   said first named Insured,

(d)   knowledge possessed or discovery made by any
                partner, officer or supervisory Employee of any
                        Insured shall for the purpose of
Section 4 and Section   13 of this bond constitute
knowledge or discovery by   all the Insured, and
        (e)   if the first named Insured ceases for any reason
 to be   covered under this bond, then the Insured next
named   shall thereafter be considered as the first named
                    Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

        Upon the Insured's obtaining knowledge of a transfer of
its outstanding voting securities which results in a change in
control (as set forth in Section 2(a) (9) of the Investment Company
 Act of 1940) of the Insured, the Insured shall within thirty (30)
 days of such knowledge give written notice to the Underwriter
setting forth:
        (a)   the names of the transferors and transferees (or
the   names of the beneficial owners if the voting
                    securities are requested in another name), and
        (b)   the total number of voting securities owned by the
                    transferors and the transferees (or the
beneficial owners), both immediately before
and after the   transfer, and
        (c)   the total number of outstanding voting securities.
        As used in this section, control means the power to exercise
 a controlling influence over the management or policies of the Insured.
        Failure to give the required notice shall result in termination
of coverage of this bond, effective upon the date of stock transfer for
 any loss in which any transferee is concerned or implicated.
        Such notice is not required to be given in the case of an
 Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

        This bond or any instrument amending or effecting same may not
 be changed or modified orally. No changes in or modification thereof
 shall be effective unless made by written endorsement issued to form
 a part hereof over the signature of the Underwriter's Authorized
Representative. When a bond covers only one Investment Company no
change or modification which would adversely affect the rights of the
 Investment Company shall be effective prior to 60 days after written
 notification has been furnished to the Securities and Exchange
Commission, Washington, D. C. by the Insured or by the Underwriter.

If more than one Investment Company is named as the Insured herein,
 the Underwriter shall give written notice to each Investment Company
and to the Securities and Exchange Commission, Washington, D.C. not less
 than 60 days prior to the effective date of any change or modification
 which would adversely affect the rights of such Investment Company.

  IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed
 on the Declarations Page.

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 314-79-63 - 00

In favor of   FQF Trust

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list
 of Insured under the attached
    bond the following:

     QuantShares U.S. Market Neutral Momentum Fund
     QuantShares U.S. Market Neutral Value Fund
     QuantShares U.S. Market Neutral Beta Fund
     QuantShares U.S. Market Neutral Size Fund
     QuantShares U.S. Market Neutral Quality Fund
     QuantShares U.S. Market Neutral Anti-Momentum Fund
     QuantShares U.S. Market Neutral Anti-Beta Fund

2. This rider shall become effective as of 12:01 a.m. on 09/06/2011
 standard time.

RIDER NO. 2

INSURING AGREEMENT L

To be attached to and form part of Bond No. 314-79-63 - 00

in favor of   FQF Trust

It is agreed that:

1.   The attached bond is amended by adding an additional Insuring
 Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or
(2)   change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

      (a)   Property to be transferred, paid or delivered,
      (b)   an account of the Insured, or of its customer, to be
 added, deleted, debited or credited, or
      (c)   an unauthorized account or a fictitious account to be
 debited or credited;

(3)   voice instruction or advices having been transmitted to the
Insured or its agent(s) by   telephone;

and provided further, the fraudulent entry or change is made or caused
 by an individual acting with the manifest intent to:

      (i)   cause the Insured or its agent(s) to sustain a loss, and
      (ii)   obtain financial benefit for that individual or for other
 persons intended by that   individual to receive
financial benefit,
      (iii) and further provided such voice instructions or advices:

      (a)   were made by a person who purported to represent an
individual authorized to make   such voice instructions or
 advices; and
      (b)   were electronically recorded by the Insured or its agent(s).

(4)   It shall be a condition to recovery under the Computer Systems Rider
 that the Insured or its agent(s) shall to the best of their ability
electronically record all voice instructions or advices received over
 telephone. The Insured or its agent(s) warrant that they shall make their
 best efforts to maintain the electronic recording system on a continuous
 basis. Nothing, however, in this Rider shall bar the Insured from recovery
 where no recording is available because of mechanical failure of the device
 used in making such recording, or because of failure of the media used to
 record a conversation from any cause, or error omission of any Employee(s)
 or agent(s) of the Insured.

Page 1 of 3

SCHEDULE OF SYSTEMS

Insureds Proprietary System

2.   As used in this Rider, Computer System means:

    (a)   computers with related peripheral components, including
storage components, wherever   located,
    (b)   systems and applications software,
    (c)   terminal devices,
    (d)   related communication networks or customer communication
systems, and
    (e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored,
and retrieved.

3.   In addition to the exclusion in the attached bond, the following
exclusions are applicable to this Insuring Agreement:

    (a)   loss resulting directly or indirectly from the theft of
confidential information, material or   data: and (b) loss resulting directly
or indirectly from entries or changes made by an   individual authorized
to have access to a Computer System who acts in good faith on instructions,
unless such instructions are given to that individual by a software contractor
(or   by a partner, officer or employee thereof) authorized by the Insured to
design, develop,   prepare, supply service, write or implement programs
for the Insured's Computer System.

4.   The following portions of the attached bond are not applicable to
this Rider:

    (a)   the initial paragraph of the bond preceding the Insuring
Agreements which reads "...at   any time but discovered during the Bond Period."
    (b)   Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
AND   TOTAL LIABILITY
    (c)   Section 10-LIMIT OF LIABILITY

5.   The coverage afforded by this rider applies only to loss discovered
by the Insured during the period this Rider is in force.

6.   All loss or series of losses involving the fraudulent activity of
one individual, or involving fraudulent activity in which one individual is
implicated, whether or not that individual is specifically identified,
shall be treated as one loss. A series of losses involving unidentified
individuals but arising from the same method of operation may be deemed by
the Underwriter to involve the same individual and in that event shall be
treated as one loss.

7.   The Limit of Liability for the coverage provided by this Rider
shall be Dollars, $350,000.

8.   The Underwriter shall be liable hereunder for the amount by which
one loss shall be in excess of $5,000 (herein called the Deductible Amount)
but not in excess of the Limit of Liability stated above.

Page 2 of 3

9.   If any loss is covered under this Insuring Agreement and any other
Insuring Agreement or Coverage, the maximum amount payable for such loss
shall not exceed the largest amount available under any one Insuring
Agreement or Coverage.

10.   Coverage under this Rider shall terminate upon termination or
cancellation of the bond to which this Rider is attached. Coverage under
this rider may also be terminated or cancelled without cancelling the bond
as an entirety:

       (a)   90 days after receipt by the Insured of written notice from
the Underwriter of its desire to   terminate or cancel coverage
under this Rider, or
       (b)   immediately upon receipt by the Underwriter of a written
request from the Insured to   terminate or cancel coverage
under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this
coverage under this Rider. The refund shall be computed at shore rates if
this Rider is terminated or cancelled or reduces by notice from, or at the
instance of the Insured.

11.   Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under
this bond shall include Electronic Recording of such Voice
Instructions or advices."

12.   Notwithstanding the foregoing, however, coverage afforded by the
Rider is not designed to provide protection against loss covered under a
separate Electronic and Computer Crime Policy by whatever title assigned or
by whatever Underwriter written. Any loss which is covered under such separate
Policy is excluded from coverage under this bond; and the Insured
agrees to make
claim for such loss under its separate Policy.

13.   This rider shall become effective as of 12:01 a.m. on 09/06/2011
standard time.

Page 3 of 3

RIDER NO. 3

To be attached to and form part of Investment Company Bond,

Bond No.   314-79-63 - 00

In favor of   FQF Trust

It is agreed that:

1. If the Insured shall, while this Bond is in force, establish any new funds
 other than by consolidation or merger with, purchase or acquisition of assets
 or liabilities of another institution, such funds shall
automatically be covered,
 hereunder from the date of such establishment without the payment of additional
 premium for the remainder of the Bond Period.

2. Notice of any newly established funds during the Bond Period are to be made
 to the Underwriter at the earliest practicable moment and prior to the
expiration date of the attached Bond.

3. If the Insured shall, while this Bond is in force, require an increase in the
 Limit of Liability of Insuring Agreement (A) Fidelity in order to comply with
 the Securities and Exchange Commission Rule 17g-1 of the Investment Company Act
 of 1940 (17 Code of Federal Regulations 270.17g-1)
 due to an increase in asset
 size of the currently named funds or via the addition of newly
 established funds
 by the Insured under the Bond , such increase in the Limit of
Liability for
Insuring Agreement (A) Fidelity (as required) shall automatically
 be increased
 up to the minimum required and mandated by S.E.C. Rule 17g-1, but
 shall not exceed
an each and every loss Limit of Liability of $2,500,000 hereunder
 from the date of
 such increase without the payment of additional premium for the
remainder of the
 Bond Period.

4. Nothing herein contained shall be held to vary, alter, waive or
 extend any of the terms, limitations, conditions or agreements of
the attached bond other than as above stated.

5. This rider shall become effective as of 12:01 a.m. on 09/06/2011
 standard time.
INSURED COPY 314-79-63 - 00
INSURED COPY
314-79-63 - 00